
January 31, 2018

Bryan M. Reasons
Chief Financial Officer
Atlas Holdings, Inc.
c/o Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

> **Re: Atlas Holdings, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-4**
> **Filed January 23, 2018**
> **File No. 333-221707**

Dear Mr. Reasons:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to the Registration Statement on Form S-4 filed January 23, 2018

The Combination
Structure of the Combination, page 73

1. We note your disclosure on page 75 that following the Closing and the PIPE Investment, it is expected that Existing Amneal Members will hold "approximately 60% of the voting power and no economic interest of the outstanding New Amneal Shares (assuming the conversion of all Amneal Common Units into shares of Class A Common Stock)." However, the percentages of voting power and economic interest provided do not appear to account for the conversion of all Amneal Common Units into shares of Class A Common Stock. Please revise your disclosure here and elsewhere as appropriate to

provide the impact to the voting power and economic interest of Former Impax Stockholders, PIPE Investors and Existing Amneal Members of the conversion of all Amneal Common Units into shares of Class A Common Stock.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Catherine M. Clarkin, Esq. - Sullivan &Cromwell LLP